SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)*

                           DELAWARE OTSEGO CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   246244 10 7
                                 (CUSIP Number)

                             Ronald B. Risdon, Esq.
                            Kelley Drye & Warren LLP
                                 101 Park Avenue
                            New York, New York 10178
                                 (212) 808-7691
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 17, 1997
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this statement.|_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                        (continued on following page(s))

                                (Page 1 of 5 Pages)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 246244 10 7                  13D                     Page 2 of 5 Pages


================================================================================
1              Name of Reporting Persons
               S.S. or I.R.S. Identification Nos. of Above Persons

               Walter G. Rich  ###-##-####
--------------------------------------------------------------------------------

2              Check the appropriate box if a member of a group         (a) []
                                                                        (b) []
--------------------------------------------------------------------------------
3              SEC USE ONLY
--------------------------------------------------------------------------------
4              Source of Funds

               SC
--------------------------------------------------------------------------------
5              Check box if disclosure of legal proceedings is required
               pursuant to Item 2(d) or 2(e)                             []
--------------------------------------------------------------------------------
6              Citizenship or Place of Organization:  United States of America
--------------------------------------------------------------------------------
7              Number of shares beneficially owned by each reporting person with sole voting power:  273,931.6
--------------------------------------------------------------------------------
8              Number of shares beneficially owned by each reporting person with shared voting power:  None
--------------------------------------------------------------------------------
9              Number of shares beneficially owned by each reporting person with sole dispositive power:  273,931.6
--------------------------------------------------------------------------------
10             Number of shares beneficially owned by each reporting person with shared dispositive power:  None
--------------------------------------------------------------------------------
11             Aggregate amount beneficially owned by each reporting person

               273,931.6
--------------------------------------------------------------------------------
12             Check box if the aggregate amount in Row (11) excludes
               certain shares                                            []
--------------------------------------------------------------------------------
13             Percent of class represented by amount in Row (11)

               14.9%
--------------------------------------------------------------------------------
14             Type of Reporting Person

               IN
================================================================================

CUSIP No. 246244 10 7                  13D                     Page 3 of 5 Pages


         This Amendment No. 2 to Schedule 13D, originally filed July 30, 1997, by Walter G. Rich, whose address is 1 Railroad Avenue, Cooperstown, New York 13326, relates to the Common Stock of Delaware Otsego Corporation whose principal executive offices are at 1 Railroad Avenue, Cooperstown, New York 13326. If not separately defined herein, capitalized terms used as defined terms have the same meanings given in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is hereby amended as follows:

         In connection with the acquisition of the Company as proposed pursuant to the Merger Agreement (as defined below), Rich would contribute shares of Common Stock of the Company, or options to acquire such shares, to the limited liability company organized to effectuate the acquisition, but would not be providing funds for this acquisition.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended to add the  following:

         On August 17, 1997, Rich, together with CSX and NS, entered into an Agreement and Plan of Merger (the "Merger Agreement") in the form of Exhibit 2 hereto, providing for the acquisition of all of the outstanding Common Stock of the Company by a subsidiary of a limited liability company to be formed by Rich, CSX, and NS. In connection with the Merger Agreement, CSX, NS and Rich entered into a side agreement (the "Side Agreement"), dated as of August 17, 1997, with respect to certain matters among such parties. Reference is hereby made to the text of the Merger Agreement, filed as Exhibit 2 hereto, and of the Side Agreement, filed as Exhibit 3 hereto, for the terms of such agreements.

CUSIP No. 246244 10 7                  13D                     Page 4 of 5 Pages


         On August 14, 1997, a complaint (the "Complaint") was filed with the Supreme Court of the State of New York by a Company shareholder requesting, among other things, that the proposed transaction be enjoined. Reference is hereby made to the Complaint, filed as Exhibit 4 hereto, for the complete terms of such Complaint.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         This filing excludes all shares of Common Stock of the Company beneficially owned by CSX and CSX Transportation, Inc. ("CSXT"), as to which CSX and CSXT possess sole voting and dispositive power.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reference is made to the matters described under Item 4 above, including, without limitation, the Merger Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 2 - Agreement and Plan of Merger, dated as of August 17, 1997, which is incorporated by reference from Exhibit 3 to Schedule 13D of CSX and CSXT with respect to the Common Stock of the Company, as amended by Amendment No. 3 dated August 18, 1997.

         Exhibit 3 - Side Letter, dated as of August 17, 1997, which is incorporated by reference from Exhibit 4 to Schedule 13D of CSX and CSXT with respect to the Common Stock of the Company, as amended by Amendment No. 3 dated August 18, 1997.

CUSIP No. 246244 10 7                  13D                     Page 5 of 5 Pages


         Exhibit 4 - Complaint, dated August 14, 1997, which is incorporated by reference from Exhibit 5 to Schedule 13D of CSX and CSXT with respect to the Common Stock of the Company, as amended by Amendment No. 3 dated August 18, 1997.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                         Dated:  August 18, 1997

                                                         /s/ Walter G. Rich
                                                         -----------------------
                                                         Name:   Walter G. Rich